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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex
France
Tel: 00 33 1 46 29 08 00
(Address and telephone number of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒        Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐        No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-            .]

FOR IMMEDIATE RELEASE

Contact:
Wavecom	Citigate Financial Intelligence (U.S.)
Lisa Ann Sanders, Investor Relations Director	Victoria Hofstad/Jessica Wolpert
lisaann.sanders@wavecom.com	victoria.hofstad@citigatefi.com
Phone: (33) 1.46.29.41.81	Phone: (212) 688-6840

Wavecom Provides Fourth Quarter 2002 Business Update

        Issy-les-Moulineaux, France—December 5, 2002—Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché: 7306), the world's number one provider of integrated wireless modules, today announced that, based upon information currently available to the Company, it anticipates revenues for the fourth quarter to be between €132 million and €140 million marking a sequential quarterly decline from €171 million in the third quarter. The anticipated decrease in sales revenues reflects the cancellation in early December of certain orders by TCL Mobile of China, Wavecom's largest customer, and the fact that deliveries have been suspended to Sewon, a major Korean customer.

        TCL Mobile, which accounted for 77% of Wavecom's sales in the third quarter, has asked Wavecom to renegotiate the terms of some purchase orders, thus allowing them to cancel certain deliveries. "We believe that this request was prompted due to an apparent build-up of handset inventories within distribution channels in China", stated Aram Hékimian, Wavecom Chief Executive Officer. Hékimian added, "Our relationship with TCL is extremely important to us and we believe it is in the best long-term interest of Wavecom to grant their request to cancel certain orders of WISMOs."

        Although Sewon has not cancelled any orders, they have recently been unable to open a letter of credit for delivery of Wavecom products. "Wavecom maintains a strict customer credit policy and frequently requires the use of letters of credit in order to guarantee payment", said Deborah Choate, Wavecom Chief Financial Officer. Choate added, "This policy, along with ongoing monitoring of all our customers, is essential for us to effectively manage our commercial and geographic risk." Sewon accounted for less than 10% of Wavecom's sales in the third quarter.

        Commenting on these developments, Wavecom Chairman Michel Alard stated, "We are very disappointed in these unexpected developments and are monitoring the situation closely. These short-term results, however, do not put the Company's long-term strategy in question." Alard continued, "We expect to sign additional new contracts soon which, when combined with the long list of those we have already signed over the past year, should bring us to a stronger, more balanced customer portfolio by mid-year 2003."

        Despite the expected 18% to 23% decline in sales from the third to fourth quarter, Wavecom expects that product gross margin for the fourth quarter will exceed the Company's target of 30% of sales, while the operating margin for the fourth quarter will most likely fall short of the Company's target of 12% of sales.

        A conference call is scheduled for financial professionals at 10:00 am (Paris time) Friday, December 6 (with simultaneous webcasts on: www.companyboardroom.com and www.wavecom.com) and replay of this call will be available beginning Friday, December 6 from 7 am EST (1 pm Paris time) until Thursday, December 12 by dialing: 1 (866) 239-0765 (US only) or +33 1 70 70 82 10 from Europe, Passcode: 729546. This webcast will be archived through Monday, January 6, 2003.

        Wavecom fourth quarter/full year 2002 revenues will be published on January 22, 2003. Fourth quarter/full year 2002 earnings will be published on February 11, 2003. Both announcements will be followed by a conference call (with simultaneous webcast) for financial professionals.

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About Wavecom

        A world pioneer in innovative wireless solutions, Wavecom was the first company to commercialize GSM technology in the form of a standard module, the WISMO, making wireless technology available to everyone. WISMO modules are compact devices that include all of the hardware, software and other technology needed to enable wireless communications over the GSM/GPRS, CDMA and future 3G networks.

        WISMO modules enable any equipment or system to communicate without a fixed line connection. Applications include mobile telephones, automotive navigation and information systems, personal digital assistants with wireless communications functions, and devices enabling communication between vending machines or utility meters and control centres.

        Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, France, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea) and San Diego (USA). Company revenues totaled € 322.7 million in 2001 and € 415.7 million in the nine months ended September 30, 2002. Wavecom is publicly traded on Euronext Paris (Nouveau Marché) in France and on the NASDAQ National Market exchange in the U.S.

www.wavecom.com

        This press release may contain forward-looking statements that relate to the Company's plans, objectives, estimates and goals. Words such as "expects," "anticipates," "intends," "plans," "believes" and "estimates," and variations of such words and similar expressions identify such forward-looking statements. The Company's business is subject to numerous risks and uncertainties, including probable variability in the Company's quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth. These and other risks and uncertainties, which are described in more detail in the Company's most recent filings with the Securities and Exchange Commission, could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2002

WAVECOM, S.A.
By:	/s/ DEBORAH CHOATE Deborah Choate Chief Financial Officer

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Wavecom Provides Fourth Quarter 2002 Business Update
SIGNATURES